

May 7, 2010

<u>Via Mail and Facsimile (55 11) 2138-4066</u>

Paulo Prignolato
Chief Financial Officer
Fibria Celulose SA
(f/k/a Votorantim Celulosee Papel SA)
Alameda Santos, 1357, 6th Floor
01419-908, Sao Paulo, SP
Brazil

> **Re: Fibria Celulose SA-Votorantim Celulose e Papel SA**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 1-15018**
> **Response Letter Filed May 4, 2010**

Dear Mr. Prignolato:

We refer you to our comment letters dated March 23, 2010 and April 21, 2010 regarding business contacts with Iran and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: John Reynolds
       Assistant Director
       Division of Corporation Finance